Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on July 17, 2013. Shareholders voted as indicated below:

								     Withheld
						   Affirmative	     Authority

Re-election of Deborah A. Decotis - Class II
to serve until the Annual Meeting for
2016-2017 fiscal year 				     8,273,287 	     607,540
Re-election of James A. Jacobson - Class II
to serve until the Annual Meeting for
2016-2017 fiscal year 				     8,282,064 	     598,763
Re-election of Bradford K. Gallagher - Class II
to serve until the Annual Meeting for
2016-2017 fiscal year 				     8,314,027 	     566,800

The other members of the Board of Directors at the time of the meeting, namely, Hans W. Kertess, William B. Ogden, IV, John C. Maney+ and Alan Rappaport, continued to serve as Trustees.

+ Interested Trustee